EXHIBIT 1

RISKMETRICS SUPPORTS CHANGE TO THE BOARD OF DIRECTORS AT AMYLIN

Supports Election of Two Eastbourne Nominees and One Icahn Nominee

Eastbourne Urges Shareholders to Elect All Three of Its Nominees Who Are Committed To Acting In Shareholders’ Best Interests

San Rafael, California – May 15, 2009 – Eastbourne Capital Management, L.L.C. today announced that RiskMetrics Group, the leading independent proxy voting and corporate governance advisory firm, has recommended that shareholders of Amylin Pharmaceuticals, Inc. (NASDAQ: AMLN) vote on Eastbourne’s WHITE proxy card FOR the election of Eastbourne nominees, Dr. Kathleen Behrens and Charles Fleischman, along with Icahn nominee, Alex Denner, to the 12 member Board of Directors at Amylin’s 2009 Annual Meeting of Shareholders. Eastbourne has also proposed nominee Jay Sherwood and strongly urges shareholders to elect all three of its nominees to the Board. Eastbourne currently owns approximately 12.5% of Amylin’s outstanding shares.

Rick Barry, Eastbourne Founder and Portfolio Manager, commented, “We are very pleased that RiskMetrics has recognized that Amylin shareholders should support significant change at the Board level. In recommending that shareholders elect three dissident nominees, RiskMetrics believes that the presence of these nominees will ‘likely prove beneficial to long-term shareholder value’ at Amylin.’ The opportunity to maximize the benefits of the upcoming Exenatide Once-Weekly product launch is upon us, and we believe firmly that substantial change at the Board level is necessary to provide more effective management oversight, objectively re-assess Amylin’s current strategy and increase commitment to creating value for all shareholders.”

Barry added, “We strongly agree with RiskMetrics’ summary that Amylin has ‘not fired on all strategic pistons,’ and that nominees from Eastbourne and Icahn will likely add long-term value to the Board. However, we urge Amylin shareholders to vote for all three of Eastbourne’s nominees – Dr. Kathleen Behrens, Charles Fleischman and Jay Sherwood – to add the strong leadership that Amylin needs to secure the Company’s future. We urge all Amylin stockholders to vote on Eastbourne’s WHITE proxy card today.”

Eastbourne highlighted that RiskMetrics, in its analysis, noted:

▪	“Most of the Amylin shareholders to whom we spoke, even the shareholders that are likely to support the company, acknowledge that Amylin has not fired on all strategic pistons.”

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“Over the 5-year period ending just prior to the FDA warning, Amylin underperformed a relevant index and the peer group selected by the board as the benchmarks against which management compensation is set.”

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“In comparison to its peers, Amylin appears to have had some difficulty controlling SG&A expense. Although Amylin argues that the peer group selected by the dissidents is not comparable given the different stages of the business life cycle each company currently inhabits, we note the peer set used by the dissidents is the peer set selected by the company itself in its proxy materials. Amylin’s operating inefficiency is higher than relevant peer groups, even after adjusting for life cycle stage.”

▪

“[E]ach [of the company’s steps to nullify the particularly shareholder-unfriendly aspects of it poison puts and poison pill] was taken only under the harsh glare of a relatively high profile proxy fight. Reactive steps taken by a board under duress (steps that the company must consider to be appealing to a significant number of shareholders who are unaffiliated with the dissident), while certainly better than no response, in some way bolsters the case for supporting at the dissident as a way to help to ensure that the board continues to be responsive to shareholder concerns.”

▪

“[N]ominee Behrens would bring significant venture capital experience to the board, as well as significant experience in the scientific public sector, a factor that may become more important as the new administration attempts to retool public healthcare. Behrens was also interviewed by several members of the incumbent board during settlement negotiations, and there is nothing in the record that indicates the board was opposed to her nomination. In addition, the company in its most recent deck acknowledges that Behrens has diabetes expertise.”

▪	“[N]ominee Fleischman would bring significant experience in establishing commercialization partnerships with large pharmaceutical companies, as well as significant experience navigating the FDA.”

Eastbourne urges fellow shareholders to vote their WHITE proxy card and elect Eastbourne’s director nominees, who are firmly committed to the future success of Amylin and acting in the best interests of all shareholders.

Eastbourne is seeking authority to vote for the two Icahn nominees. Eastbourne will not vote for the following incumbent directors nominated by the Board of Amylin: Joseph C. Cook, Jr., former CEO and Amylin’s long-reigning chairman, James N. Wilson, the “lead independent director,” as well as Steven R. Altman, James R. Gavin III and Joseph P. Sullivan.

About Eastbourne Capital Management, L.L.C.

Eastbourne Capital Management is a West Coast-based registered investment advisor that employs an investment philosophy based on intensive research, a long-term outlook and a belief in working alongside portfolio companies to enhance shareholder value.

IMPORTANT ADDITIONAL INFORMATION

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Security holders are advised to read the definitive proxy statement and white proxy card mailed on May 4, 2009, and other documents related to the solicitation of proxies by Eastbourne Capital Management, L.L.C., Black Bear Fund I, L.P., Black Bear Fund II, L.L.C., Black Bear Offshore Master Fund, L.P., Richard J. Barry, M. Kathleen Behrens, Charles M. Fleischman and Jay Sherwood, from the shareholders of Amylin Pharmaceuticals for use at the 2009 Annual Meeting of Shareholders of Amylin Pharmaceuticals because they contain important information. Such materials are, along with other relevant documents, available at no charge at the Securities and Exchange Commission’s website at http://www.sec.gov or by contacting MacKenzie Partners, Inc. by telephone collect at (212) 929-5500, toll-free at 1-800-322-2885 or by e-mail at amylinproxy@mackenziepartners.com. Information relating to the participants in such proxy solicitation is contained in Eastbourne’s definitive proxy statement.

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Contacts:

Media:	Shareholders:
Sard Verbinnen & Co.	MacKenzie Partners, Inc.
Dan Gagnier, 212-687-8080	Larry Dennedy, 212-929-5500
Diane Henry, 415-618-8750	Charlie Koons, 212-929-5500

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